                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Whitehall Jewellers, Inc.
               -------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               -------------------------------------------------
                         (Title of Class of Securities)


                                    965063100
               -------------------------------------------------
                                 (CUSIP Number)

Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1945 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to al other provisions of the act (however, see the Notes).

                                Page 1 of 6 Pages

                                       13G

Cusip No. 965063100             Page 2 of 6 pages
          ---------
1.   Name of Reporting Person
     2. S.S. or I.R.S. Identification No. of Above Person

                         WESTPORT ASSET MANAGEMENT, INC.

2.   Check the appropriate box if a member of a group*      (a)   [ ]
                                                            (b)   [ ]

3.   SEC Use Only


4.   Citizenship or Place or Organization

                    CONNECTICUT

----------------
Number of                     5.  Sole Voting Power
Shares                             0
Beneficially                  6.  Shared Voting Power
Owned By                           536,300
Each                          7.  Sole Dispositive Power
Reporting                          0
Person                        8.  Shared Dispositive Power
With                               536,300
----------------

9.   Aggregate Amount Beneficially Owned by each Reporting Person

               536,300

10. Check Box if the aggregate amount in row (9) excludes certain shares *

                  [  ]

11.  Percent of Class Represented by Amount in Row 9

               5.26%

12.  Type of Reporting Person*

               IA

*  SEE INSTRUCTION BEFORE FILLING OUT

                                Page 3 of 6 pages

Item 1(a)      Name of Issuer:

                         WHITEHALL JEWELLERS, INC.

Item 1(b):     Address of Issuer's Principal Executive Offices:

               155 NORTH WACKER DRIVE, SUITE 500
               CHICAGO, IL 60606

Item 2(a):     Name of Person Filing:

               WESTPORT ASSET MANAGEMENT, INC.

Item 2(b):     Address of Principal Business Office:

               253 RIVERSIDE AVENUE
               WESTPORT, CT 06880

Item 2(c):     Citizenship:

               CONNECTICUT

Item 2(d):     Title of Class of Securities:

               COMMON STOCK

Item 2(e):     CUSIP Number:

                         965063100

Item 3.        If this stated is filed pursuant to Rules
                    13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a)  ( ) Broker or Dealer registered under
                              Section 15 of the Act

                    (b)  ( ) Bank as defined in Section 3(b)(6)
                             of the Act

                                Page 4 of 6 pages

                    (c)  ( ) Insurance Company as defined in
                             Section 3(a)(19) of the Act

                    (d)  ( ) Investment Company registered
                             under Section 8 of the Investment
                             Company Act

                    (e)  (X) Investment Adviser registered
                             under Section 203 of the Investment
                             Advisors Act of 1940

                    (f)  ( ) Employee Benefit Plan, Pension
                             Fund which is subject to the
                             Provisions of the Employee Retirement
                             Income Security Act of 1974 or Endowment
                             Fund; see 'SS'240.13d-1(b)(1)(ii)(F)

                    (g)  ( ) Parent Holding Company, in accordance with
                             'SS'240.13d-1(b)(ii)(G)
                             (Note: See Item 7)

                    (h)  ( ) Group in accordance with
                             'SS'240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

                    (a)  Amount Beneficially owned: 536,300 shares

                    (b)  Percent of Class: 5.26%

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote: 0

                         (ii)  shared power to vote or to direct the vote:
                               536,300

                         (iii) sole power to dispose or to direct the
                               disposition of: 0

                         (iv) shared power to dispose or to direct the disposition of: 536,300

                                Page 5 of 6 pages

Item 5.        Ownership of Five Percent or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.        Ownership of More than Five Percent on Behalf of Another
                    Person:

                    A PORTION OF THE SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING IN THE AGGREGATE TO 5.26% OF SUCH SHARES OUTSTANDING, ARE HELD IN CERTAIN DISCRETIONARY MANAGED ACCOUNTS OF WESTPORT ASSET MANAGEMENT, INC. (THE "REPORTING PERSON"). THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES BENEFICIALLY OWNED BY SUCH PERSONS AND DISCLAIMS THE EXISTENCE OF A GROUP.


Item 7.        Identification and Classification of the Subsidiary
                    Which acquired the Security Being Reported on By the Parent Holding Company.

                         N/A


Item 8.        Identification and Classification of Members of
                    the Group.

                         N/A


Item 9.        Notice of Dissolution of Group.

                         N/A

                                Page 6 of 6 pages

Item 10.  Certification

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Disclaimer

                    The undersigned expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                    Signature.  After reasonable inquiry and to
               the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 16, 1999

                              WESTPORT ASSET MANAGEMENT, INC.



                              BY

                                   ANDREW J. KNUTH, CHAIRMAN


The section symbol shall be expressed as......................'SS'